Filed by Flagstone Reinsurance Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: IPC Holdings, Ltd.
Commission File No.: 000-27662

The following is a transcript of the webcast and conference call hosted by Flagstone Reinsurance Holdings Limited at 10 a.m. EST on July 6, 2009 to discuss the offer for IPC Holdings, Ltd.

Final Transcript

Conference Call Transcript FSR - Flagstone Re Proposed Acquisition of IPC Re Conference Call Event Date/Time: Jul. 06. 2009 / 10:00AM ET

CORPORATE PARTICIPANTS

 Brent Slade
 Flagstone Reinsurance Holdings Ltd. - Director, IR

 David Brown
 Flagstone Reinsurance Holdings Ltd. - CEO

 Mark Byrne
 Flagstone Reinsurance Holdings Ltd. - Chairman

CONFERENCE CALL PARTICIPANTS

 Jay Gelb
 Barclays Capital - Analyst

 Joshua Shanker
 Citi - Analyst

 Ian Gutterman
 Adage Capital - Analyst

 Ethan Johnson
 Ramius - Analyst

 Ron Bobman
 Capital Returns - Analyst

 Justin Vonbedt
 Fidelity Investments - Analyst

 Judy Delgardo
 Alton Associates - Analyst

 PRESENTATION

Operator

 Good day, ladies and gentlemen, and welcome to the Flagstone Reinsurance Holdings Ltd. conference call. My name is Louisa and I will be your operator for today. At this time, all participants are in listen-only mode. We will conduct a question-and-answer session towards the end of this conference. (Operator Instructions).

I would now like to turn the call over to Mr. Brent Slade, Director of Investor Relations. Please proceed, sir.

  Brent Slade - Flagstone Reinsurance Holdings Ltd. - Director, IR

 Thank you and good morning, everyone. I would like to welcome you to the Flagstone Reinsurance Holdings Ltd. conference call today. Today's call is being webcast and will be available for replay on our website shortly following the call.

Please let me remind everyone that statements made during this call, including the questions and answers which are not historical facts, may be forward-looking statements within the meaning of the US federal securities laws. Forward-looking statements contained in this presentation may differ from actual results. We therefore caution that you should not place undue reliance on such statements. We speak only as of the dates on which the statements are made, and the Company undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Now, I'd like to introduce the speakers on today's call. We'll be having our Chairman Mark Byrne and our CEO David Brown to lead you through our prepared presentation. Following the prepared remarks, we will answer questions received from the participants.

I would now like to turn the call over to our CEO, David Brown.

  David Brown - Flagstone Reinsurance Holdings Ltd. - CEO

 Thanks, Brent, and good morning, everyone. We're very excited to speak with you about our offering for IPC and to explain to our fellow Flagstone shareholders and also the IPC shareholders why we think our offer is the best in both our interests.

Let me just state up front regarding Validus' competing offer, that we respect Validus and its operations. They are an able competitor in most of our lines of business. Although we and Validus have some similarities in business models, there are differences which we believe make Flagstone stand out as the ideal partner for IPC and I will seek to highlight those on this call. But I won't spend any time maligning Validus or its offer.

Regarding the board and management of IPC, I would like to reiterate that regardless of the outcome we are presenting a friendly offer which we believe presents a more compelling alternative.

Before getting into the specifics of our offer, I would like to communicate a bit about Flagstone's history, where we are now, and then lead up to why this merger will be transformative for both companies.

From its inception Flagstone's operating philosophy has been to invest heavily up front in infrastructure to develop a worldwide underwriting platform and the best technology in the business. I am pleased to say that we have succeeded in doing so. We have 13 offices around the world, including underwriting platforms in Switzerland, Bermuda, at Lloyd's, Dubai, Puerto Rico, Grand Cayman, South Africa, and, most recently, Brazil.

Our industry-leading technology we believe is unmatched by our competitors, providing us the ability to efficiently analyze, price and manage the huge number of opportunities our global platform produces 24 hours a day and with industry-leading responsiveness.

We invested in these offices and capabilities with a vision to build a global diversified business and they provide the perfect platform to execute on a transaction like this. We will explain these investments and why they position the combined company for success, not otherwise achievable as a standalone or as part of the Validus franchise. Our substantial up-front investment in people, offices and technology of course has a cost, and our share price has reflected this.

Nevertheless, ownership in our stock remains strongly in the hands of the founding investors, reflecting their commitment to our vision, and we consider that fact an advantage as we build our business in this uncertain environment.

And so that brings us to today and our offer for IPC. This deal makes sense at both parties for two critical reasons. First, the aftereffects of the financial crisis and its impact on our industry, particularly some of the largest players, creates an opportunity for growth in a company with global reach. Secondly, we are best positioned with our partners at IPC Re, given our infrastructure and the combined client relationships and capital strength which flow from this merger, to deliver value to clients and shareholders in ways each company would not be positioned to do so as stand-alone franchises.

We will explain this value as we go through our presentation. However, allow me to emphasize right now that we expect the value creation from this deal to materialize quite rapidly for all shareholders. There are opportunities that can be acted upon very quickly given the combined underwriting and infrastructure this merger provides.

We have reviewed the IPC business in detail. We know exactly which business we would keep, grow or trim, and where we will use the excess capital this transaction creates. In effect, we have a plan.

Now I will turn this presentation over to Mark for a few additional comments and to start us through the slide presentation.

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 Thanks, David. I would like to quickly build on your points to demonstrate how Flagstone is the best business partner for IPC.

The first differentiator is the extent of Flagstone's underwriting opportunities as a function of our global footprint and technology. We are simply much better diversified than other potential partners. The distinct difference between Flagstone and others is that early on we invested heavily in an infrastructure and an operating and marketing platform that maximizes business access and flexibility over the long-term.

It's true that Validus and others are today larger in capital size, but we have a bigger footprint and deeper capabilities. We have offices in 12 countries, underwriting platforms in five. Most of our Bermuda peers, including Validus, are in Bermuda and perhaps London, and that's about it in our understanding.

Both companies' shareholders should be interested not in the combination of positions today, but the prospects for profitable growth, and our prospects are clearly greater.

Second is our management team. We have a team of senior underwriters that's second to none in our industry, in terms of experience and discipline, versus -- vis-a-vis our role as capital managers on behalf of our shareholders.

Third is our risk management technology. One major investor focus is that Flagstone has a large cat book and IPC has a large cat book, and we had better be ready to manage the merged entities' combined return versus capital exposure during the merger and over time. And we will speak to this shortly.

We at Flagstone have a superior loss ratio versus our peers, albeit a relatively short public time frame, but every young company like any young fund can only reference the period of time in which we've delivered results, and we are proud of our underwriting results thus far and view them as only an indication of what we can accomplish long-term.

That starts with our investment since the IPO, our successful integration of three acquisitions last year that position us on a global basis different from our peers, and that delivers more opportunities on a local level which will serve our franchise well as we build the capital base and bring more seasoned underwriters and relationships on board. I will elaborate this more as we move through the presentation.

We believe we've put forth a fair value on IPC Re's shares. It is a value that reflects a premium to IPC Re's historical trading multiple to book, well before the Max and Validus contest began. It's a value that as underwriters reflects appreciation for a franchise built since Hurricane Andrew and as shareholders reflects an opportunity to create long-term value.

For this and the capital efficiencies of the combined enterprise, particularly given the difficult capital markets environment and the underwriting opportunities we see, we are paying a price that is still a bit below book value. This transaction may be, initially, slightly dilutive to Flagstone's shareholders, a couple of percent, depending upon this summer's cat experience. You don't know, of course, until we close, whether it was or not, but 2% is our estimate now.

However, we are confident that our ability to deploy any excess capital quickly so as to earn -- both earn back any dilution as well as position the combined franchise, is as an important and responsible market.

This transaction makes sense financially, but it is not a purely financial transaction, when that is often a code for liquidation. It's not a liquidation transaction, as other proposals have been viewed to date. It's a transaction rationalized based on what we know this combined entity can deliver for shareholders and clients over the longer term. I don't need to tell you that David and I are the largest individual shareholders in Flagstone Re, and we evaluate all aspects of the business from a shareholder's perspective. And that is reflected in our underwriting decision.

Let's turn now to the presentation.

Flagstone announced July 1 a proposal to acquire IPC Re for a total consideration of $33.62, using the July 1, 2009 stock price. Our proposal specifically was 2.638 shares per IPC share, and $5.50 in cash, and that represents a superior proposal for IPC shareholders compared to the competing proposal that I am sure you are all familiar with.

The combined company results in significant post-transaction combination benefits for the continuing shareholders. The combined company will have an industry-leading global platform with the ability to drive performance and generate increased shareholder value over the long term. And, we will continue to be led by an experienced and committed senior management team with clear vision and strong shareholder alignment.

The terms of the transaction, again, are simple and look like transactions you've seen recently. We're to acquire 100% of IPC Holdings in a friendly transaction. The offer price per share is $[36 and] -- $33.62, pardon me; there's a typo on that slide -- and that's a 21% premium to the July 1 closing price of IPC.

The consideration is in the form of cash and a fixed ratio of Flagstone's shares. The diluted book value received by IPC shareholders is $35.58(Sic-see presentation slides) in the transaction, per share, and the aggregate consideration is thus about $1.8 billion.

The post-transaction ownership is 37% legacy Flagstone shareholders, 63% legacy IPC shareholders. And in terms of conditions, there are no financing contingencies; there are customary conditions regarding receipt of regulatory and shareholder approvals, tax opinion, etc.

But I would note that, importantly, there is no material adverse event clause that can be triggered by a natural catastrophe, so this deal is as certain as any other deal would be with respect to that clause, in contrast to things you may have seen in the press at some point. This deal does not have an out for a catastrophe.

Here, we just have a balance sheet of the companies once combined. We see it would be a $3.8 billion investment portfolio, $4.9 billion of total assets, $780 million of reserves, $2.87 billion of shareholders equity.

We operate on a low debt to capital ratio of about 18%. IPC has no debt and the merged entity would have 7.9% debt. And our investment leverage is about 1.27-to-1. And you see at the bottom, the gross premium written numbers would be around $1.2 billion on a straight combination.

Let's go through the checklist of why we think that is a superior transaction to the competing offer that we know about publicly.

First, all based on July 1 prices, it's 13% more consideration -- our offer is 13% more consideration than the Validus offer. The cash component is 47% higher than the Validus offer.

Also as we understand the contracts, in the event that IPC does a transaction with Validus, they have to pay Max $50 million; they don't have to do that if they deal do a deal with us, so that's, again, additional value added for the IPC shareholder.

Our transaction represents a premium to the IPC share value on the day we announced. Validus represents a modest discount.

We represent an attractive premium on a price-to-book basis, and it's accretive to the IPC shareholder -- the Flagstone offer -- as opposed to dilutive in the case of the Validus offer.

The combined ownership would be higher in the Flagstone transaction for the IPC shareholder, and it has all the advantage of a friendly approach. And we will talk more about that as we get through the presentation, but I would say that I have been in and around the reinsurance and insurance industry for a long while and I can't remember the last successful hostile transaction. So we do think that there is a lot of gain in the fact that we have approached this transaction in a cooperative spirit, meeting with the board and management of IPC Re and with their bankers, and we think that has paid dividends in terms of the quality of due diligence we can do, our ability to formulate a plan for the future, and our understandings of the risks of the combined entity. And again, that will come up more in the presentation.

Immediate benefits of the combination -- the first one is, the combined entity will be vaulted into sort of the mid-cap range of companies in our industry. There are number of companies in the $1 billion to $2 billion range; this company will be in that $3 billion to $5 billion bracket. And historically, we certainly wouldn't do it just for this reason, but historically that middle bracket of companies, the more diversified and larger companies, have historically attracted higher trading multiples, on average, over time -- although right now, the trading multiples of most companies in our industry are not very exciting. That won't last forever, in our view, and when multiple expansion happens I think multiple expansion may happen larger for $3 billion companies than for $1.5 billion or $2 billion companies. We shall see.

The combined company leverage ratio of only 7.9 provides further financial flexibility, so that if we got to a point where we had deployed all the redundant capital this deal creates and we wanted to have additional financial leverage, we could probably take that 7.9 up to 14% or 15%. That would be comfortably within the rating agency guidance, and we would be likely to use -- more likely to use a hybrid capital instrument than to use a straight senior debt instrument to do that. But we have no need to do that in the short run. As David will explain, the company has considerable redundance of capital.

Third, and not unimportant, the IPC shareholder will benefit from Flagstone's Swiss operating platform. Some of you who follow Flagstone will know that we moved our -- we consolidated our principal operational base and our capital base to Switzerland in the fall of 2009. That's a move you've seen copied by several other companies, and there is more in the works. The Swiss regulator is essentially deluged with applications.

There is a great deal of pressure on Bermuda and other companies -- countries perceived to be tax havens right now, from the G-20, the OECD, the Obama administration, etc., and we feel we are in a much safer position to be a Swiss operating company and the IPC shareholder would benefit from that structural improvement that we made a year ago from almost immediately after the deal.

And finally and perhaps most importantly, the combined platform generates significant excess capital to drive long-term value for shareholders. We have the ability to deploy that capital in attractive lines of business with high marginal returns and modest incremental cost to us. We'll have a lower G&A ratio on a combined basis as well. And, we have the ability to use the excess capital as well to seek to improve the credit ratings of the company over time. Currently, Flagstone has three [lit] ratings at the A-minus level, IPC has one rating at the A-level and one at the A-minus level, and we think that we would ideally like to consolidate all those ratings around the A-level in the year or two after the transaction. That certainly would be the objective.

But the production of considerable amount of excess capital is one of the key drivers of the benefits of the deal, and let me just explain a little more where that comes from.

Flagstone shareholders, as I mentioned, are investing at a pro forma modest dilution to tangible book value of less than 2%. And the investment logic for doing that is the combined company has $400 million in excess capital, using our current Flagstone Re capital requirements. The combined company can generate 20% marginal returns on that capital, or more. Those are both conservative assumptions. And, Flagstone's shareholders own 37% of the combined company. So the annual benefit to the company is about $80 million a year from the generation of additional underwriting capital, and Flagstone owns 37% of that.

So the dilution of $20 million recovered in well under half a year, with enhanced returns thereafter. And this is all before optimizing the portfolio, which we plan to do and David will talk more about it; optimizing the financial leverage, which we plan to do. And that is with no increase in risk tolerance. In fact, it's with a modest decrease as IPC's zonal cap is slightly higher than our 60% cap, and that is assuming that we bring it in line and stick with the 60% cap under which Flagstone operates.

So this was a very conservative set of assumptions. We are talking about present value increases to earnings of hundreds of millions of dollars a year over the next -- hundreds of millions in total over the next 10 years. That is obviously a very valuable benefit in which the Flagstone shareholder will share.

At this point I would like to turn over to David to talk about the strategy for the combined business.

  David Brown - Flagstone Reinsurance Holdings Ltd. - CEO

 Thanks, Mark and hello again, everybody.

If we look at the next slide, here are some of the things we believe make a difference to Flagstone.

We are able to use industry-leading technology we created by and large ourselves. This lets us process the large volumes of business we create from our global platform. We can price and manage that risk efficiently and also optimize it in ways which enhances the returns to investors.

We also leverage up the global platform we have created with integrated business. This produces business from around the world, produces more risk to analyze. So we need a large staff -- we have over 500 people who analyze the large volume of risk that we produce. And we pursue a balanced high-margin global strategy. To this day, cat business in the short-tail lines remain the highest returning businesses in the industry in our belief, and by having the global platform where it will tactically allocate capital around the world to those lines that we think produce the best balanced return for our investors.

We are able to do this by capitalizing on our experienced underwriting team. We have a very large team, over 37 underwriters, with very broad experience in many lines of business.

And finally, as Mark mentioned, we are committed on shareholder (inaudible) leadership. I don't think you will find a more shareholder-friendly management team in this industry. And we can bring these benefits that we think of the Flagstone difference, immediately and effectively, to IPC in this transaction.

How will we do that? Well, our entire company is integrated through technology. These offices around the world are linked together for work flow, risk management, risk pricing. We have a thin client model which allows us to deploy this rapidly. So the day after our transaction at IPC closes they will have access to all of our systems merely by pointing their web browser at the appropriate address.

We have fully integrated work flow underwriting risk-management systems. That means that each office around the world is aware of what's going on. We don't have the situation of one office in, let's say Dubai, working on a risk at the same time that somebody in Puerto Rico; they don't know about it. We don't write risks that we don't understand, and we don't write risks -- we don't look at risk twice in different places.

We've built a combination of commercial models and in-house cat modeling which we believe is second to none, which effectively lets us analyze data at a very granular level. We did this actually as part of our due diligence of IPC Re. We have a very fine view, we believe, of how the combined business looks, and the numbers Mark quoted earlier about our analysis of freed-up capital here is, we believe, really very conservative. And it's also based on detailed modeling of their portfolio.

We are able to do real-time portfolio simulation, optimization and analysis. What does that mean? As we look at opportunities around the world, we can run those opportunities live against our existing and plan portfolio, to pick the best risks for Flagstone rather than just risks priced on a stand-alone basis.

And to do all of this, as an example of our technology we have, we think, the industry's largest supercomputer; it runs at 7 teraflops. And because we do such large optimization exercises, we need this kind of horsepower to allow us to do that.

It also lets us do very fast cat modeling and real-time weather prediction, which is useful for things like Live Cat.

The bottom line of all of this is, we get, we think, better optimum use of capital over time with a lower loss ratio, and we believe recent history demonstrates that.

As we said, we bring this to IPC Re, a company which is actually relatively well-positioned over the recent years also. If you look at the bottom of this slide, we show pro forma the combined underwriting profitability over the last three years of Flagstone and IPC Re. In fact, if you look at our other investor presentations on our website, you see that Flagstone and IPC Re have had amongst the lowest loss ratios in the industry over the last three years.

Also, looking at the most recent year, again pro forma for the combination, 2008 loss ratio as reported is, again, the combined company has one of the best in the industry, both on an as-reported and ex-releases. We show ex-releases because on a one-year basis, some companies' numbers are affected by additions to reserves or releases of reserves from the prior years. But I would again note, and you can check this on the presentations on our website -- this is because Flagstone and IPC are both amongst the best in the industry, both last year and over the last three years.

The next slide is really a pictorial of the platform that's going to let us produce the growth we anticipate by combining these companies; growth that is diversified around the world. And, as I said earlier, this large platform with a large number of staff in cost-efficient locations, lets us effectively analyze risk on the huge number of submissions that we produce.

It also has the benefit of fast, efficient service to clients 24 hours a day. We have won awards a number of times now for our excellence of service. Our turnaround time on submissions from receipt to return to brokers and clients is, we believe, industry-leading by a large margin.

This platform lets us source more risks than you would expect for a company of our size, but it also allows us to be more selective. There's frankly no point in generating thousands of leads if you don't have the people to analyze them, and our (inaudible) [combined] ratio is somewhat less than 25%.

We also have a strategy, learned over the last three years, of penetrating local markets using locals. We've found that it's important to have Latin Americans working Latin American market; French, Italians and Germans working their respective markets; and Arab colleagues working the Arab markets.

The production of business is so much greater using those people in those markets than it would be if Mark or I or one of our US or UK colleagues went to those markets.

And finally, these operating stances in these lower-cost jurisdictions lets us have really more IQ per dollar of spend than we could do in, let's say, Bermuda as a standalone location; therefore, talent that is comparable to companies many, many times our capital size.

On slide 14 we are looking at the pro forma combination of premiums written by line of business. I would caution, this is really adding what both Flagstone and IPC did in 2008, and is no way really representative of what we will do in the future. We expect, for instance, that the growth in business will be large in the specialty line through our global platform. Rough numbers, you may have heard us say before on previous calls, Flagstone this year could have written about $1.5 billion of business. And because of our capital size, we had to cut that back to around $1 billion, in gross terms. That business is available. We believe we can access that business with the new platform, with the capital it creates. And therefore, we imagine fairly rapid growth into a much more diversified business, much more similar to Flagstone's current mix, which is more nearly to 50% cat and 50% specialty.

By the way, this spread of business around the world and around lines lets us be tactical in our capital allocation. So, to be honest, over time, I would imagine that the split between, let's say cat and specialty, might vary between 40 and 60 because in years when -- like this year cat business is extremely well priced, it makes sense to waver on the side of deploying a little more capital there and less on specialty if we have a very quiet storm season this year, and rates in cat decline you might see us switch more to specialty lines.

But having that spread of business and thousands of opportunities around the world, allows us to make those decisions effectively live as we look at the business.

As I mentioned, we have a great geographical spread. I think this is probably going to be consistent through the new company. Both actually us and IPC already have very nice spreads geographically -- us through our network of offices, and IPC through some very long-standing and very valuable relationships, which our transaction is intended to preserve.

We're also able -- as you know, we acquired at the end of last year, Marlborough Underwriting Agency -- all of its platforms -- so we now have direct access to about 200 markets around the world, which gives us much broader global reach. So the business that we saw in the past that we found attractive, where we couldn't write it because we didn't have the license or the appropriate rating, the Flagstone IPC combination can now access significantly through our Lloyd's platform.

Finally, I would like to give you a sense of some of our underwriting team. As Mark mentioned we have a team we think is second to none here in experience. This presentation slide shows you six of our leading individuals. I want to point out the number of years experience they have had. They have strong reputations in the industry, but this is the tip of the iceberg. In the appendix you will see we have a total of 37 underwriters with experience across over a dozen lines of business. And these underwriters, we have certain who have focused on lines of business and others who have experience ranging across broad lines. If you take the time to look through the appendix you will see we have significant experience in all the major lines of business that we target.

So frankly we believe we have the platform, we have the people, and with this transaction we have the capital to execute our vision to be a truly global multi-line diversified reinsurance and insurance company.

And with that, let me pass you back to Mark.

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 Thanks, David.

Just going to wrap up the prepared presentation by talking a little bit about our senior management team. As we've said, we think we have industry-leading shareholder alignment and we'll get to the point about what we mean by that.

We have 10 out of 12 board members independent, and we actually have always had 12 board members and operated as a Sarbanes-Oxley-compliant, as if we were a listed company, even before we were a listed company, with all the practices and governance that that entails.

My previous experience, my personal previous experience around insurance and reinsurance was that I was on the board of three public reinsurance companies -- White Mountains, Terra Nova, and Markel, and an early-stage investor in Markel and White Mountains. And I think as many of you know, my prior experience was mostly on the capital markets side where I worked at Salomon Brothers, Credit Suisse, and Lehman Brothers in a variety of senior positions in trading and then ran for 10 years a fixed income hedge fund here in Bermuda, in conjunction with Warren Buffet. So that would be a summary brief of my background before Flagstone.

David has had his career more in insurance. He was a partner in Ernst & Young, in fact the insurance partner for Bermuda. He became at a later date the CEO of Sentra Solutions, a Zurich company here in Bermuda, for a number of years, and then retired young and unretired about 5.5 years ago to join me in the business that I was running, West End Capital Management, and took over as Chairman of Merastar Insurance Company, which is an insurance company that David and I owned for a number of years in Tennessee. His overall experience in the industry is 26 years.

We have a combined investment of 11.7% of the stock of Flagstone Re, and that's not stock that someone gave us. That is stock that we bought. And that's why we go ahead and stake the claim that we have the most shareholder-friendly leadership that you will find. I don't know that you will find another management team with more than $100 million of investment in their company that they bought. You can certainly find a few, but you won't find a lot in this industry, locally.

So we think that's a significant difference as well.

With that I am going to stop the prepared presentation; I won't take you through the appendix. That's why it's the appendix. And we'll let Brent do his magic and turn us over to questions.

 QUESTION AND ANSWER

 Operator

 (Operator Instructions) Jay Gelb, Barclays Capital.

  Jay Gelb - Barclays Capital - Analyst

 Thanks, good morning.

Mark, could you give us a sense of the decision-making process, in terms of going this direction; looking to partner with IPC Re, as opposed to perhaps matching up with a larger, more diversified insurance and reinsurance organization?

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 Sure, Jay. Thanks.

Well, I think part of the answer to that question is, the environment that we are in is an environment where cash deals are virtually impossible for almost all players because practically everybody's shares are trading below book value. So share-for-share deals, or share-for-share with a bit of cash, are the kinds of deals that seem to be getting done. I don't know if you saw the Paris partner announcement today, which is a mostly shares deal.

So I think as a starting point you have to take a look at what opportunities are available. What we knew was that we had built a platform that had a lot of opportunity for further growth, and we spent a lot of time looking at what opportunities were available. And you know, I know you say we could have looked bigger, but of course IPC is 50% bigger than we are. So it's not -- we didn't find (inaudible) on our own size as a constraint.

I think IPC is a pretty big bite for a $1.2 billion company to effectively make an offer for a $1.8 billion company. I don't know that we needed to go bigger.

Finally, I would say that most of the things that are much bigger have a great deal of complexity that we don't see in analyzing and understanding IPC. When we went and looked at IPC's portfolio, 70% of the contracts in the portfolio we already knew them by first name. We knew the clients, we knew the lines of business -- we were off and on the lines of business -- and they operate from one principal legal entity with a relatively small number of employees. So it's a very simple and clean acquisition. And, at least at this moment, we don't have much of an appetite to find ourselves with a big US casualty presence and most of the bigger and more complicated companies also had that -- brought that to the table. And I am not sure that the timing for that is great in our mind right now. It doesn't mean we would never go into the US casualty business, but we don't think it's the right move for the fall of 2009.

  Jay Gelb - Barclays Capital - Analyst

 When we've discussed the risk profile of the Company, previously you've always pointed back to the -- exposing no more than 60% of the capital per zone on the gross exposed policy limits. How could that exposure change with the partnership with IPC Re?

  David Brown - Flagstone Reinsurance Holdings Ltd. - CEO

 Hey, Jay, it's David. We've looked in detail at their book, obviously, and where their exposures are. And, in fact, on a combined basis the companies will follow the Flagstone method, so we will actually stay under our zonal caps on a combined basis.

  Jay Gelb - Barclays Capital - Analyst

 Okay. And then finally, the $400 million of excess capital you talked about -- would the combined company have the ability to deploy that in 2010?

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 I think the combined company could deploy that in January 2010. We probably won't do it all in January. But certainly, as I said, we left about $500 million in premium on the table just at Flagstone this year. And so we are pretty confident that that redundant capital will be deployable by us in 2010.

 Operator

 Joshua Shanker, Citi.

  Joshua Shanker - Citi - Analyst

 Thank you. My first question involves just the scenario thinking about the long-term planning. What happens if this deal doesn't go through and Validus or someone else takes IPC? What does that mean for Flagstone at this size, at this capacity? Is the market changing, and do you feel some need to do a deal sooner rather than later?

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 Thanks, Josh, it's Mark. No, we were happy individuals before we did this deal, before we made this offer, and we will be happy individuals if we are not able to make this transaction close.

What we did this year was, because there was a significant gap between the amount of opportunities produced by the distribution machine we've built and our capacity to write, is we bought a bit more retro than we have bought in the past. So we have about an 80% gross-to-net ratio this year, where we typically would have had 90% or 92%. And so, that strategy works alright for us, and that gap between capacity to underwrite and the opportunity set; barring a very adverse cat season this year, that gap will be narrowed by a significant percentage, and I would say by 2010 will be gone altogether.

So we have no problem. We are not in the need-to-do-a-deal category. We are in the category that we think well-run companies should be in, which is, we feel as management, it's our obligation to evaluate every opportunity that exists. I just think that's good governance, that's what a chairman is supposed to do.

So we looked at dozens of things before we decided to make an offer on this one.

  Joshua Shanker - Citi - Analyst

 Does the M&A environment get a little frenzied if someone makes this deal happen?

  David Brown - Flagstone Reinsurance Holdings Ltd. - CEO

 Do you want to expand on that question a little?

  Joshua Shanker - Citi - Analyst

 In the sense that, when we see the first sort of merger -- you know, today we saw PartnerRe buying ParisRe -- somebody likely is going to buy IPC. Do you think that the markets are heating up for M&A immediately after the consummation of a deal with IPC Re, depending on who the -- regardless of who the winner is?

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 This would be a little bit of a speculative answer, but my speculative answer would be yes. I think there has been a general feeling in the community in Bermuda, particularly in Bermuda, but even including some of the European companies, for the last year or so, that there are more companies than there are distinct strategies and that there should be some combination.

I haven't overall been tremendously impressed with the attention to corporate governance at some companies in the industry. I think it's -- we are extraordinarily shareholder-friendly management. I don't know that I think every management team is extraordinarily shareholder-friendly. So I think a little bit of stirring up the pot and boards being reminded of what their obligations are in terms of producing shareholder value is a positive thing.

I would say that this is a very special transaction, in terms of being practical to do this deal and close it during the summer. And so I wouldn't expect to see a lot more happen this summer in the cat world, because most companies with significant cat exposure would be difficult to close a transaction on in the summer. I can expand on that briefly. It's -- because there is a high overlap between our cat book and theirs, and this is a share exchange deal, we've gone back and modeled it and conclude that most events that would cause us an impairment to book value would also cost IPC an impairment to book value, and vice versa. And without trying to be overly scientific about it, we would expect that that means, since it's a share ratio deal, that it's roughly a flip of a coin whether it would be net advantageous to the Flagstone or the IPC shareholder if there was a couple of major storms this summer.

Of course that's the low probability event, and the high probability event is there's nothing. And, that's why we accepted a mutually agreed amalgamation agreement with IPC, which we now have that agreement in a form all parties are happy with, to my understanding, that does not provide for a material adverse change out over natural catastrophes.

  Joshua Shanker - Citi - Analyst

 I appreciate it. And one quick question about the Swiss domicilation. Recent drafts of some of the bills in Congress to try and change the tax law seem to be addressing Switzerland specifically and not Bermuda specifically at this point. Do you have any commentary on that?

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 Which bill are you referring to?

  Joshua Shanker - Citi - Analyst

 A draft on sort of the -- I don't know who the -- I can't remember the senator that's proposing it -- that's in the Senate right now, but it explicitly mentions Switzerland and not Bermuda. And to the extent to which the idea of Swiss domicilation as an advantage here, do you have any concerns?

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 Well, I don't know what Bill you are referring to, Josh. If you want to contact me separately and tell me what bill you are referring to, I would be happy to reply. But the US and Switzerland have a very long-standing tax treaty that is not easily changed unilaterally from the floor of the Senate, and no bill that has come to our attention targets Switzerland.

  Joshua Shanker - Citi - Analyst

 Very good; thank you.

 Operator

 Ian Gutterman, Adage Capital.

  Ian Gutterman - Adage Capital - Analyst

 I was hoping you could clarify a couple of things. First, I believe you said there will be $400 million of excess capital if the deal closes. That obviously is after the $5.50 a share of cash paid to IPC, correct?

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 Yes, that's right.

  Ian Gutterman - Adage Capital - Analyst

 Okay, and so where are you getting the $5.50 of cash from? Because given you were capital constrained going into 1-1 and 6-1 this year, we've seen that's a lot of cash to come up with. Is there a bridge financing arrangement, or are you sort of planning on using IPC as excess capital to get that cash, if you will, or where is that coming from?

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 Well, mechanically it's coming out of our bank account in Switzerland, where we have $600 million in cash and short-term equivalents. But it's the combined entity that's capital-redundant. It has a measured BCAR ratio, estimated BCAR ratio, of more than 200, whereas 175 is what's required, after taking out the cash to pay the IPC shareholders.

So I think if you said that, effectively, we are using some of the redundant capital at IPC to make the payment, you could think about it that way if you chose. Mechanically, what we are doing is merging the two companies together and using cash off the balance sheet of Flagstone Switzerland to pay the cash portion. But when we say that the company is capital-redundant after the merger, that is after the payment of the cash to the IPC shareholder.

  Ian Gutterman - Adage Capital - Analyst

 Okay, great. And my other question is, can you just help me understand exactly -- when you characterize this as a friendly deal, can you put that in some context for me? I guess I'm a little confused in that IPC certainly hasn't said they don't like your offer, but they haven't endorsed it as heartily as they did the Max deal, which was truly a friendly deal.

Can you just give us some context of, does IPC support your offer over Validus? Do they support it over any other competing possible offers? I guess I was a little surprised, you characterized it as friendly and then [they'll release it and] sort of endorse it with open arms, I guess.

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 Well, we think it has been friendly in that we approached them with a -- you know, it's a businesslike deal; we are not singing kum ba yah here, but we approached them with a letter of intent and a cover letter, and it's a cooperative effort to preserve and enhance value for both sets of shareholders. We think one of the competing -- the other competing offer we have been talking about today would be our definition of not friendly, in terms of pursuing multiple avenues, including removing the board and tendering for the shares and so forth. And we know pretty clearly what not-friendly is. In our case we are trying to negotiate an agreement with the IPC board of directors, which they've told us to expect an indication of their agreement to that, hopefully tomorrow. And at that point if we get that agreement, I think they will endorse it, and then it's a matter of getting the IPC shareholder, of course, to vote for the transaction.

But we think a cooperative deal makes sense because there's a pretty big book of business at IPC, and we don't view it as automatic. If you go in with a blowtorch to the place and get rid of everybody, as is I think some people's expectation of the other proposal, that you're going to retain all of that business and you're going to retain all of those client relationships; whereas, if we go in and we plan to employ all existing IPC staff, we plan on no redundancies. And we think, therefore, that all the business that they're doing now that we want to stick to the combined entity, will stick to the combined entity.

So I think friendly is a fair description of what has gone on, and it's just a question of where we are in the timing of the process. And hopefully by tomorrow, you will hear that the IPC board has decided to sign with us and endorse the transaction. That is certainly where we are going for.

  Ian Gutterman - Adage Capital - Analyst

 Okay, great; that makes perfect sense. So essentially, maybe the difference between this and the Max offer was Max and IPC set down and negotiated something, where you made an offer. In the context of it being a friendly offer, it was more of -- there weren't necessarily extensive negotiations back and forth. Before that offer was made, it was you making the offer and waiting for them to respond. Is that a more fair characterization?

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 Yes, that's the key point, is that in the Max deal they were able to get all the way to an agreement with the board of Max, between the board of Max and the board of IPC, before it became public information. And in this case, because there's an existing offer out there we didn't feel we had the discretion to try to wait that long. We felt that events were unfolding pretty quickly, and it was important that the IPC shareholder know that there was an alternative proposition to the Validus proposition. And that's why we went public before we got to an agreement in final form. We also had not finished due diligence.

I can confirm that we have now finished due diligence, and we believe we have an agreement in final agreed form. So in all respects, except for the fact that the public found out about it before we got the agreement signed, it's much more like the Max process than the Validus process.

  Ian Gutterman - Adage Capital - Analyst

 Okay, that makes sense. See, I just wasn't sure when the IPC release came out, if there was some objection they had to something you offered, and if that's why they hadn't endorsed it as opposed to just that they needed more time. So, that clears it up. Thank you.

  David Brown - Flagstone Reinsurance Holdings Ltd. - CEO

 Ian, this is David. I would like to add one thing just to clarify. I see two benefits to this being friendly. The first is, that in figuring out the value of this deal to both our shareholders and IPC, by going in on a friendly basis, looking at all the information that we've been able to do, we have been able to kind of really precisely assess whether this is a good deal for our shareholders and IPC shareholders. So our offer is made with that full knowledge.

And secondly, as Mark said, post the transaction we see real value in what IPC has built, and the idea is to take that value and our value and grow them and enhance them, rather than lose the value.

 Operator

 [Ethan Johnson], Ramius.

  Ethan Johnson - Ramius - Analyst

 Just wanted to follow up on the prior question, and the prior statement that the amalgamation agreement is in a form that all parties are happy with. It sounds like everything is in place, and so I was wondering why is it that there was no agreement announced this morning, and why do you think it is that IPC continues to need more time?

  David Brown - Flagstone Reinsurance Holdings Ltd. - CEO

 Yes, I think that the answer there is, that the request to the IPC board was for best and final offers by the end of today, including some agreed or final form of the amalgamation or other agreement. And really that's the position we've got to, which is we have been to and fro on issues. I'm sure other parties have been doing the same thing. And we are now at kind of our full and final offer with those guys and we've addressed all the issues. And I think other people are in the same position.

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 So the board is going to meet tomorrow and our understanding, and my guess is that the reason for the delay is that they want time to analyze whatever the final proposals are before they meet and decide tomorrow.

  Ethan Johnson - Ramius - Analyst

 The board is going to meet tomorrow?

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 Yes. So my understanding is, when I say that it's in agreed form, that's not the same as saying they have agreed to sign it. What they did was, they negotiated with us, and I believe with Validus and maybe with other parties, to try to achieve multiple purchase and sale agreements in forms that they found acceptable, presumably as apples-to-apples as they could. But in any case, forms that they found acceptable.

So that tomorrow they can sit down and pick a winner, and we are not at the letter of intent stage, we are at the definitive agreement stage once they do that.

  Ethan Johnson - Ramius - Analyst

 What is your sense of the competitive dynamic at this point?

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 That's a very speculative question to answer. I think our offer constitutes more value than the Validus offer; that's pretty clear. We don't know if there are any other offers and what they might the. So that's a mystery. And I don't -- I probably shouldn't speculate, but I would suppose that an offer where the board hands off the employee base to continuing opportunity would, if all things were neutral, be preferred by them to one where that doesn't seem to be the case. But I don't know how much that factor weighs with the IPC board or shareholder. So I hesitate to speculate, other than to say, if people do the -- well, I will go ahead and speculate. If people do what I consider the relatively mindless calculation, which is to take the share ratio, multiply the last trade at 1000 -- of 1000 shares, and add on the cash, we are better by 15% or so versus the Validus offer.

There are two other ways you need to look at it, though. One is the tangible book value exchanged. And one of the analysts that people widely follow has been talking a lot about the tangible book value exchanged is a better measure, because of the fact that the IPC shareholder isn't getting all cash here; they're going to be shareholders in an ongoing venture.

And on the tangible book value share exchange, we are also considerably better than the Validus offer.

And then finally, because this new company is going to have a couple billion dollars of float, and it's going to be a traded entity and it should be a much more liquid stock than either ours or IPC's has been, it should be -- pardon me -- it should matter a lot which company -- which management team you would like managing your capital and what strategy they have got it deployed on, and what kind of a plan they have for deploying the capital that's there and how much you can rely on that management to do the right thing when there is nothing to do with capital. How shareholder aligned are they? Is it a management team that when the right thing to do is pay special dividends and to share buybacks, will do those things? Or is it a management team that is more focused on purely being as big a thing as they can, or, for example, focused on their own compensation?

So I think who the management team is and what the strategy is, ought to matter a great deal to the shareholder, and I think the people who look at that thoughtfully will support the Flagstone bid.

  Ethan Johnson - Ramius - Analyst

 Understood. Does that mean that the offer that is on the table from Flagstone now is your best and final offer?

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 Really, I mean I can't say -- yes, I could pretty much say that definitively. We have already pushed the offer to the point where it's very slightly, like 2%, dilutive for the Flagstone shareholder and accretive for the IPC shareholder, which neither is the case in the competing Validus offer. So I would say there certainly isn't room that I can see on price, to move the meter much more before I would have trouble recommending the deal to the Flagstone shareholder.

Now, on the terms and conditions, is there a comma someplace that I'm willing to replace with a semicolon? Yes, there is probably some of that. But as I said, the agreement has been negotiated thoroughly between our law firm and IPC's law firm, and my understanding as of 2 o'clock this morning was that there were no material issues.

 Operator

 [Ron Bobman], Capital Returns.

  Ron Bobman - Capital Returns - Analyst

 Good morning. I had one question. In light of the size of the deal, IPC relative to Flagstone, I am wondering if Flagstone employees or board members are going to have any sort of component of I guess compensation or deferred compensation that gets accelerated, whether it be vesting gets accelerated or sort of any payments get accelerated, by virtue I guess in effect that change of control would be experienced if you succeed with the combination.

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 Sure, you asked about Flagstone's shareholders, but I will answer for both -- or, Flagstone employees -- I'll answer for both. Flagstone employees' deferred compensation plans are all double-trigger, meaning that there has to be a change of control and they have to lose their job for any of the provisions to accelerate. And since none of that is anticipated, I would expect that there would be no such acceleration or one-time deal expense related to Flagstone employees.

IPC's employees' agreements are more spread than that. Some are single-trigger, meaning that somebody could decide to leave within a period of time after the merger and would be entitled to some acceleration or some vesting because of the change of control.

We have got an estimated cost for that built into our calculations, although as I've said, our expectation is that all of the IPC employees have an ongoing position, so we wouldn't expect to see that amount to much. But in the case of IPC there could be some number less than $10 million of expense, if everybody were to walk, you know, the day after the deal. But that isn't our expectation or our hope.

  Ron Bobman - Capital Returns - Analyst

 Thank you.

 Operator

 [Justin Vonbedt], Fidelity Investments.

Justin Vonbedt - Fidelity Investments - Analyst

 Good morning, thanks. Could you provide some history of the contact between the Flagstone and IPC in merger discussions? For example, was Flagstone contacted by IPC's advisors last fall? And in particular, you mentioned that due diligence is effectively completed, and I'm interested in some context on how extensive the due diligence has been.

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 We were contacted by IPC's advisors in last fall's process. We indicated an interest, and for reasons not known to us, were not selected into their final three people. In fact, we don't even know who the other two were, besides Max. But we did express an interest and that was what happened last fall.

In terms of the dialogue this spring, it started about three weeks ago with a letter of intent that we sent the board, followed by a number of discussions on the telephone and an in-person meeting and so forth. And after a couple of meetings they instructed their advisers to open up the due diligence gates to us. So what the due diligence has consisted of has been, we have had the opportunity to review all the data in the data room, which is the same information that was provided to Validus and to Max, updated in many cases since so much time has elapsed.

We have had the opportunity to meet with management, to meet with the board. We have had our auditors review the investment portfolio and the reserves, as well as having internal people review the reserves.

Quite importantly, we have had an opportunity for our actuaries to sit with their actuaries and actually model many of their risks in our portfolio management system. As you know, many of those modeling systems have a great many dials and levers that you can turn to condition it with your assumptions for how you want the world to work -- whether you want demand surge, do you want long-term frequency or do you want El Nino conditions or El Nina, etc.?

So we were able to actually run their portfolio through our models, and -- on a what-if basis -- and in that sense, we were able to come up with PML numbers, predicted maximum loss numbers, that we think are pretty reliable for the two companies together.

So legal due diligence is relatively simple. I would say, frankly, their due diligence of us has probably been more challenging than ours of them, only because we have 500 people to look at one principle legal entity, and they have about 30 people to look at about 14 principle legal entities. So they have done due diligence on us as well, about two full days, plus we put up a data room for JP Morgan, their advisers and them to look at. So the process is complete, both ways. I think it basically occupied about six business days -- that's if you include Saturday and Sunday as business days, which we do. It has been about six business days of intensive due diligence, and we feel comfortable that we have done our work and -- in combination with our outside advisers.

  Justin Vonbedt - Fidelity Investments - Analyst

 Super, thank you.

 Operator

 John (inaudible), (inaudible) Fund.

 Unidentified Participant

 Thanks, my question has already been asked and answered. Thank you very much.

 Operator

 [Judy Delgardo], [Alton] Associates.

Judy Delgardo - Alton Associates - Analyst

 Yes, good morning, gentlemen. I just wanted to touch base on something that was mentioned in the prepared comments concerning the termination fee. I understand that Flagstone is under the assumption that there would not need to be any payment of that fee should they go forward with their deal with IPC. Could you elaborate on that, and why?

  Mark Byrne - Flagstone Reinsurance Holdings Ltd. - Chairman

 Sure. I am not in the business of giving legal advice, but as we read the Max/IPC contract, which of course is a public document you can get off the EDGAR website, it provides that if IPC does a deal with Validus, Max gets $50 million. But if -- it does not provide that if IPC does a deal with us or anybody else, that Max gets $50 million. That's the way we read the agreement, and we would just refer you to the agreement on the EDGAR website.

  Judy Delgardo - Alton Associates - Analyst

 Okay, thank you.

 Operator

 With no further questions in the queue, I would like to turn the call back over to Mr. Brent Slade for any closing remarks. Sir?

  Brent Slade - Flagstone Reinsurance Holdings Ltd. - Director, IR

 We would like to thank everyone for listening to our call today, and I would like to remind everyone that the transcript will be available on our website, as well as a formal copy of the presentation and the slide presentation. If you have any further questions, we are available here at the office to take your questions as well. Thank you very much, and have a great day. Thanks, everyone.

 Operator

 Thank you for your participation in today's conference. This now concludes the presentation. You may now disconnect, and have a great day.

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Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Flagstone Reinsurance Holdings Limited (“Flagstone”) plans to file with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Flagstone and IPC Holdings, Ltd.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FLAGSTONE, IPC HOLDINGS, LTD., THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus when it becomes available, as well as other filings with the SEC that will be incorporated by reference into such document, containing information about Flagstone, IPC Holdings, Ltd., the proposed transaction and related matters, without charge, on the SEC’s website at http://www.sec.gov.  These documents (when they are available) may also be obtained free of charge from Flagstone, upon written request to: Brenton Slade, Director of Investor Relations, 23 Church Street, Hamilton HM 11, Bermuda.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Participants in the Solicitation

Flagstone is not currently engaged in a solicitation of proxies from security holders in connection with the proposed transaction.  If a proxy solicitation commences, Flagstone and its directors and executive officers and other members of management may be deemed to be participants in such solicitation.  Information regarding Flagstone’s directors and executive officers is available in Flagstone’s Annual Report on Form 10-K for the year ended December 31, 2008, and the proxy statement, dated April 14, 2009, for Flagstone’s 2009 annual meeting of stockholders and Flagstone’s Current Report on Form 8-K dated June 30, 2009, which are filed with the SEC.  Additional information regarding the interests of such directors and executive officers will be included in the joint proxy statement/prospectus to be filed with the SEC.

Safe Harbour Statement

This presentation may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or referenced in this presentation which address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements.

The words “will,” “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “predict” and similar expressions are also intended to identify forward-looking statements. These forward-looking statements include, among others, statements with respect to the proposed acquisition of IPC Holdings, Ltd., the possible business and financial results of the combined companies and Flagstone’s: growth in book value per share or return on equity; business strategy; financial and operating targets or plans; incurred losses and the adequacy of its loss and loss adjustment expense reserves and related reinsurance; projections of revenues, income (or loss), earnings (or loss) per share, dividends, market share or other financial forecasts; expansion and growth of our business and operations; and future capital expenditures.

These statements are based on certain assumptions and analyses made by Flagstone in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties that could cause actual results to differ materially from expectations, including: the risks described in our Annual Report or Form 10-Q; claims arising from catastrophic events, such as hurricanes, earthquakes, floods or terrorist attacks; the continued availability of capital and financing; general economic, market or business conditions; business opportunities (or lack thereof) that may be presented to it and pursued; competitive forces, including the conduct of other property and casualty insurers and reinsurers; changes in domestic or foreign laws or regulations, or their interpretation, applicable to Flagstone, its competitors or its clients; an economic downturn or other economic conditions adversely affecting its financial position; recorded loss reserves subsequently proving to have been inadequate; integration of IPC Holdings, Ltd.; other factors, most of which are beyond Flagstone’s control.

Consequently, all of the forward-looking statements made in this presentation are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Flagstone will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Flagstone or its business or operations. Flagstone assumes no obligation to publicly update any such forward-looking statements, whether as a result of new information, future events or otherwise.